SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

March 31, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Translation for Convenience Purposes

AIXTRON Aktiengesellschaft

Aachen

ISIN DE0005066203

German securities identification number 506620

Invitation to the Ordinary General Meeting

The shareholders of AIXTRON Aktiengesellschaft, domiciled in Aachen, are hereby invited to attend the Company’s 11th Ordinary General Meeting to be held on Wednesday, May 14, 2008 at 10:00 a.m. CEST at the Eurogress Aachen, Monheimsallee 48, 52062 Aachen, Germany.

Agenda

1.                                     Presentation of the adopted annual financial statements of AIXTRON Aktiengesellschaft as of December 31, 2007 and the management report for fiscal year 2007, the approved consolidated financial statements as of December 31, 2007, the Group management report for fiscal year 2007 and the report of the Supervisory Board and the explanatory report of the Executive Board regarding the information pursuant to §§ 289 (4), 315 (4) of the German Commercial Code

2.                                     Resolution on the use of retained earnings

The Executive Board and the Supervisory Board propose using from the retained earnings for fiscal year 2007 in an amount of EUR 12,292,797.65 a partial amount of EUR 6,331,094.91 to pay a dividend of EUR 0.07 on each no-par value share entitled to a dividend and to carry forward the remaining retained earnings in an amount of EUR 5,961,702.74 to new account.

The dividend will be payable on May 15, 2008.

3.                                     Resolution on the approval of the activities of the members of the Executive Board during fiscal year 2007

The Executive Board and the Supervisory Board propose the approval of the activities of the members of the Executive Board during fiscal year 2007.

4.                                     Resolution on the approval of the activities of the members of the Supervisory Board during fiscal year 2007

The Executive Board and the Supervisory Board propose the approval of the activities of the members of the Supervisory Board during fiscal year 2007.

5.                                     Resolution on the election of the auditors and the Group auditors for fiscal year 2008

The Supervisory Board proposes electing Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the auditors and Group auditors for fiscal year 2008.

6.                                     Resolution to convert bearer shares into registered shares and corresponding  amendments of the Articles of Association

The shares of the Company are currently bearer shares. They are to be converted into registered shares. Registered shares are internationally widely used. By converting the Company’s bearer shares into registered shares the transparency of the shareholder structure is to be increased and maintaining contact with the shareholders is to be facilitated. The conversion to registered shares makes it necessary to set up a share register. In relation to the Company, only persons whose names appear in the share register are deemed to be shareholders of the Company. A transfer of shares does not require any consent by the Company and can also be validly effected without registration of the shareholder in the share register. Nor will dividend payments depend on registration in the share register. As a result of the conversion, the resolutions on authorizations underlying the still required contingent and authorized capital will be adjusted in addition to amending the Articles of Association. In adjusting the authorizations it must also be taken into account that certain authorizations have already been partially utilized. The provisions of the Articles of Association governing attendance at General Meetings will also have to be amended to reflect the conversion from bearer shares to registered shares.

The Executive Board and the Supervisory Board therefore propose adopting the following resolution:

a)                                    The no-par value bearer shares of the Company will be converted into registered shares by retaining the current division into shares.

b)                                   The shareholders will be required to provide to the Company for registration in the share register their names, date of birth, address and, if the shareholders are legal entities, the name of the entity, its registered office and business address, and in any case the number of shares held by them.

c)                                     Article 4 clause 1 sentence 2 of the Articles of Association (Share Capital) is hereby revised and will read as follows:

               “It is divided into 90,444,213 no-par value registered shares.”

d)                                    Amendments concerning Authorized Capital I

(1)                                 The authorization granted to the Executive Board by resolution of the General Meeting on May 18, 2005 (agenda item 5 c)) to increase the share capital, with the approval of the Supervisory Board, on one or several occasions in the period to May 17, 2010 by up to a total of EUR 35,919,751.00 against cash and/or non-cash contributions by issuing new ordinary bearer shares (no-par value shares) with a notional value of EUR 1.00 per share (Authorized Capital I) is amended in that the authorization to issue new ordinary bearer shares (no-par value shares) is replaced by the authorization to issue new ordinary registered shares (no-par value shares).

(2)                                 Article 4 clause 2.1 sentence 1 of the Articles of Association is hereby revised  and will read as follows:

“The Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of EUR 35,919,751.00 against cash and/or non-cash contributions by issuing new ordinary registered shares (no-par value shares) with a notional value of EUR 1.00 per share (Authorized Capital I).”

e)                                     Amendments concerning Authorized Capital II

(1)                                The authorization granted to the Executive Board by resolution of the General Meeting on May 18, 2005 (agenda item 6 a)) to increase the share capital, with the approval of the Supervisory Board, on one or several occasions in the period to May 17, 2010 by up to a total of EUR 8,979,937.00 against cash contributions by issuing new ordinary bearer shares (no-par value shares) with a notional value of EUR 1.00 per share (Authorized Capital II) is amended in that the authorization to issue new ordinary bearer shares (no-par value shares) is replaced by the authorization to issue new ordinary registered shares (no-par value shares).

(2)                                 Article 4 clause 2.2 sentence 1 of the Articles of Association is hereby revised  and will read as follows:

“The Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of EUR 8,979,937.00 against cash contributions by issuing new ordinary registered shares (no-par value shares) with a notional value of EUR 1.00 per share (Authorized Capital II).”

f)                                       Amendments concerning contingent capital pursuant to Article 4 clause 2.3 of the Articles of Association

Article 4 clause 2.3 sentence 1 of the Articles of Association is hereby revised  and will read as follows:

“The share capital of the Company is conditionally increased by up to EUR 43,680.00, divided into up to 43,680 no-par value registered shares.”

g)                                    Amendments concerning contingent capital pursuant to Article 4 clause 2.4 of the Articles of Association

(1)                                 The resolution of the General Meeting on May 26, 1999 under agenda item 5 a) on the creation of contingent capital in order to grant, on one or several occasions, subscription rights to Executive Board members and employees of AIXTRON Aktiengesellschaft and to members of the management of affiliates and employees of affiliates on the basis of stock option plans, as amended by resolution of the General Meeting on May 26, 1999 under agenda item 6 and by resolution of the General Meeting on May 30, 2000 under agenda item 5 b) and by resolution of the General Meeting on May 15, 2001 under agenda item 6 b), is amended, including the amending resolutions, in consideration of the conversion to registered shares and the no-par value shares which have been issued to date based on such authorization to fulfill subscription rights in that the share capital is conditionally increased by issuing 1,926,005 registered no-par value shares instead of issuing no-par value bearer shares.

(2)                                 Article 4 clause 2.4 sentence 1 of the Articles of Association is hereby revised  and will read as follows:

“The share capital of the Company is conditionally increased by up to EUR 1,926,005.00, divided into up to 1,926,005 no-par value registered shares.”

h)                                    Amendments concerning contingent capital pursuant to Article 4 clause 2.5 of the Articles of Association

(1)                                The resolution of the General Meeting on May 22, 2007 under agenda item 9 a) on the authorization of the Executive Board to issue warrants and/or convertible bonds is amended in that option or conversion rights for up to a total of 35,875,598 no-par value registered shares instead of no-par value bearer shares will be granted to the holders of bonds or creditors of bonds to be issued in the period to May 21, 2012. To the extent that the Company has the right under the terms and condition for the convertible bonds to grant to the holders of convertible bonds upon final maturity no-par value bearer shares of the Company instead of paying the amount of money which is due, in whole or in part, such right will be replaced by the right to grant no-par value registered shares of the Company. The term “no-par value bearer shares” of the Company used in the resolution will be replaced throughout by the term “no-par value registered shares” of the Company. The resolution on the creation of contingent capital under agenda item 9 c) is amended in that the share capital is conditionally increased by issuing 35,875,598 new no-par value registered shares instead of issuing up to 35,875,598 new no-par value bearer shares.

(2)                                 Article 4 clause 2.5 sentence 1 of the Articles of Association is hereby revised and will read as follows:

“The share capital is conditionally increased by up to EUR 35,875,598.00 by issuing up to 35,875,598 new no-par value registered shares carrying dividend from the beginning of the fiscal year in which they are issued.”

i)                                        Amendments concerning contingent capital pursuant to Article 4 clause 2.6 of the Articles of Association

(1)                                The resolution of the General Meeting on May 22, 2002 under agenda item 13 a) on the creation of contingent capital in order to grant subscription rights to Executive Board members of AIXTRON Aktiengesellschaft and members of the management of affiliates and to employees of AIXTRON Aktiengesellschaft and employees of affiliates is amended, in consideration of the conversion to registered shares and 1,021,271 no-par value shares which have been issued to date on the basis of such authorization to fulfill subscription rights, in that the share capital is conditionally increased by issuing 2,490,224 no-par value registered shares instead of issuing up to 3,511,495 no-par value bearer shares.

(2)                                 Article 4 clause 2.6 sentence 1 of the Articles of Association is hereby revised and will read as follows:

“The share capital of the Company is conditionally increased by up to EUR 2,490,224.00, divided into up to 2,490,224 no-par value registered shares.”“

j)                                        Amendments concerning contingent capital pursuant to Article 4 clause 2.7 of the Articles of Association

(1)                                 The resolution of the General Meeting on May 22, 2007 under agenda item 10 a) on the authorization of the Executive Board to issue share options under the Stock Option Plan 2007 is amended under item (2) (Subscription Right) in that the share options will grant to the holder the right to subscribe no-par value registered shares of the Company entitled to vote instead of no-par value bearer shares of the Company entitled to vote. The resolution on the creation of contingent capital under agenda item 10 c) is amended in that the share capital is conditionally increased by issuing 3,919,374 no-par value registered shares instead of issuing up to 3,919,374 no-par value bearer shares.

(2)                                 Article 4 clause 2.7 sentence 1 of the Articles of Association is hereby revised and will read as follows:

“The share capital of the Company is conditionally increased by up to EUR 3,919,374.00 by issuing up to 3,919,374 no-par value registered shares (Contingent Capital II 2007).”

k)                                     Article 6 clause 1 of the Articles of Association (Classes of Shares) is hereby revised and will read as follows:

“1.           The shares of the Company are registered shares.”

l)                                        In Article 6 of the Articles of Association (Classes of Shares) a new clause  2 as follows will be added and the previous clauses 2 through 4 of Article 6 will become clauses 3 through 5 of Article 6:

“2.                                       If in the event of a capital increase the resolution on such capital increase does not determine whether the new shares will be bearer shares or registered shares, such shares shall be registered shares.”

m)                                  Article 19 sentence 2 of the Articles of Association (Convening the General Meeting) is hereby revised and will read as follows:

“Notice of a General Meeting shall be given no later than thirty days prior to the day by the end of which the shareholders must have given notice of attendance (Article 20 clause 2).”

n)                                    Article 20 of the Articles of Association (Attendance of the General Meeting) is hereby revised and will read as follows:

“1.                         Those shareholders who are registered in the share register on the date of the General Meeting and have given notice of attendance in a timely manner shall be entitled to attend the General Meeting and to exercise their voting rights.

2.                               Notice of attendance must be received by the Company at the address indicated for such purpose in the notice of the General Meeting in German or English in writing, by telefax or, if so decided by the Executive Board, electronically as determined in more detail in the notice of the General Meeting, no later than on the seventh day prior to the date of the General Meeting. In the last six days before the General Meeting and on the day of the General Meeting itself, no shareholders will be deleted from the share register and no shareholders will be newly registered.

3.                               The details of the notice of attendance to be given by the shareholders shall be published together with the notice of the General Meeting.”

7.                                     Resolution on the cancellation of contingent capital in an amount of EUR 43,680.00 pursuant to Article 4 clause 2.3 of the Articles of Association and corresponding amendments of the Articles of Association

The Executive Board and the Supervisory Board propose adopting the following resolution:

a)                                     Cancellation of contingent capital in an amount of EUR 43,680.00 pursuant to Article 4 clause 2.3 of the Articles of Association

The conversion period for the convertible bonds issued by AIXTRON Aktiengesellschaft based on the authorization of the Executive Board resolved by the General Meeting on October 24, 1997 expired on November 2, 2007. On November 3, 2007, as provided for in § 4 of the terms and condition of the bonds, AIXTRON Aktiengesellschaft repaid all convertible bonds not repaid or converted by such date at their nominal value. Consequently, rights to issuance of shares may no longer be derived from the existing contingent capital in an amount of EUR 43,680.00 pursuant to Article 4 clause 2.3 of the Articles of Association which had been created to fulfill conversion obligations arising from such bonds. The contingent capital has become obsolete as a result of the expiration of the conversion period and repayment of all convertible bonds not previously repaid or converted and is therefore cancelled.

b)                                    Amendment of the Articles of Association

In accordance with the above resolution under a), the Articles of Association are hereby amended as follows:

Article 4 clause 2.3 of the Articles of Association is deleted. Clauses 2.4 though 2.8 of Article 4 of the Articles of Association will thus become clauses 2.3 through 2.7 of Article 4.

8.                                     Resolution on the authorization to purchase and use own shares

The Company has not made use of the authorization to buy back own shares granted to it by the General Meeting on May 22, 2007 (agenda item 7).

The Executive Board and the Supervisory Board propose adopting the following resolution:

a)                                      The authorization to purchase own shares granted on May 22, 2007 shall be cancelled following the entry into force of the following new authorization.

b)                                     In accordance with § 71 (1) no. 8 of the German Stock Corporation Act (“AktG”), the Company shall be authorized to purchase, within the statutory limits, in the period to November 13, 2009 own shares representing up to 10% of the share capital existing at the time the resolution is adopted. The pro rata amount of the share capital attributable to own shares purchased by the Company based on this authorization and any other own shares held by or attributable to the Company under §§ 71 a et seq. AktG may not exceed 10% of the share capital at any time. This authorization may not be used by the Company for the purpose of trading in own shares.

c)                                      The authorization specified in b) may be exercised in full or in part, once or several times by the Company. It may also be exercised by entities controlled by the Company or in which the Company holds a majority interest or by third parties on behalf of the Company or any such entity.

d)                                     The own shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

(1)                                  Where these shares are purchased on the stock market, the purchase price per share of AIXTRON Aktiengesellschaft (excluding transaction costs) shall not be more than 10% above or below the average closing price of the shares of AIXTRON Aktiengesellschaft in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the purchase of the shares.

(2)                                 Where these shares are purchased by way of a public offer made by AIXTRON Aktiengesellschaft to all shareholders, the purchase price per share of AIXTRON Aktiengesellschaft (excluding transaction costs) shall not be more than 20% above or below the average closing price of the shares of AIXTRON Aktiengesellschaft in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the publication of the public offer. The volume of the offer may be limited. If the offer is oversubscribed, bids must be accepted in proportion to the number of shares on offer. Preference may be given to the purchase of small amounts (up to 100) of own shares of AIXTRON Aktiengesellschaft per shareholder. If applicable, the provisions of the Wertpapiererwerbs- und Übernahmegesetz (German Acquisition and Takeover Act) must be observed.

e)                                      In addition to a sale on the stock exchange or an offer to all shareholders, the Executive Board shall be authorized to use any own shares of the Company purchased on the basis of this authorization in the following manner:

(1)                                 They may be offered and transferred with the approval of the Supervisory Board to fulfill the Company’s obligations under the Stock Option Plan 2002 resolved by the General Meeting on May 22, 2002 (agenda item 13) and the AIXTRON Stock Option Plan 2007 resolved by the General Meeting on May 22, 2007 (agenda item 10). Reference is made to the information pursuant to § 193 (2) no. 4 AktG in the resolution of the General Meeting on May 22, 2002 (agenda item 13) and in the resolution of the General Meeting on May 22, 2007 (agenda item 10). To the extent that own shares are to be transferred to the members of the Company’s Executive Board, the Supervisory Board shall be responsible.

(2)                                 They may be resold with the approval of the Supervisory Board. The shares may be sold by means other than on the stock exchange or by way of a public offer to all shareholders provided that the own shares purchased are sold at a price that is not significantly lower than the market price of shares of the Company with the same terms at the time of disposal. The relevant market price in relation to this provision is the average closing price of the shares of AIXTRON Aktiengesellschaft in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the disposal of the shares. In such a case the number of the shares to be sold may not in the aggregate exceed 10% of the share capital at the time of the resolution on this authorization or, if such amount is lower, 10% of the share capital of the Company registered at the time of the sale of the shares. In calculating this limit of 10% of the share capital, those shares shall be included which are issued by making use of an authorization to issue new shares from authorized capital during the term of this authorization by excluding pre-emptive rights. In addition, in calculating the limit of 10% of the share capital, those shares shall be included which are issued in respect of bonds with warrants and/or convertible bonds, provided that the bonds are issued based on an authorization during the term of this authorization by excluding pre-emptive rights in analogous application of § 186 (3) sentence 4 AktG.

(3)                                 They may be used, with the approval of the Supervisory Board, to fulfill conversion and/or option rights or conversion obligations arising from convertible bonds and/or bonds with warrants that were or are issued by the Company and/or its subsidiaries.

(4)                                 They may, with the approval of the Supervisory Board, be offered and transferred to third parties in connection with mergers or acquisitions of companies, parts of companies or equity interests in companies.

(5)                                 They may be cancelled with the approval of the Supervisory Board without the cancellation or its implementation requiring a further resolution by the General Meeting. The authorization to cancel shares may be exercised in full or in part. The Executive Board may determine that the share capital is reduced as result of the cancellation or that the share capital remains unchanged while the pro rata amount represented by the remaining shares in the share capital is increased according to § 8 (3) AktG. In this case, the Executive Board is also authorized to adjust the number of shares stated in the Articles of Association.

f)                                      The authorization specified in e) may be exercised once or several times, individually or jointly by the Company.

g)                                     Shareholders’ pre-emptive rights to subscribe for these shares are excluded to the extent that these shares are used in accordance with the above authorization as specified in e) (1) through (4).

Report by the Executive Board on agenda item 8

Agenda item 8 contains the proposal to authorize the Company, in accordance with § 71 (1) no. 8 AktG, to purchase own shares in the period to November 13, 2009 representing up to 10% of the share capital at the time the resolution is adopted. The current authorization, granted by the General Meeting on May 22, 2007 expires on November 21, 2008 and must therefore be replaced.

The proposed authorization will allow the Company to purchase own shares in the period to November 13, 2009 subject to the statutory limit of 10% of the existing share capital. The own shares shall only be purchased on the stock market or by way of a public offer to all shareholders. This ensures adherence to the duty to treat all shareholders equally set out in § 71 (1) no. 8 sentences 3 and 4 AktG.

In accordance with the provisions of § 71 (1) no. 8 AktG, the General Meeting may authorize the Company to dispose of shares other than via the stock market or by way of an offer to all shareholders. At the General Meeting on May 22, 2002, a contingent capital increase was resolved, which will only be implemented to the extent that the holders of the subscription rights issued under the Stock Option Plan 2002 resolved by the General Meeting on May 22, 2002 (agenda item 13) exercise their subscription rights according to § 192 (2) no. 3 AktG. The resolution authorizing the purchase and use of own shares allows the Company to use repurchased own shares, by excluding the pre-emption right of the shareholders, to fulfill subscription rights arising from share options. This is a suitable means of countering the dilution of equity holdings and voting rights conveyed by shares, as may occur to a certain extent when subscription rights are fulfilled by creating new shares. The same applies with respect to the resolution of the General Meeting on May 22, 2007 (agenda item 10) on the authorization and approval on the issuance of share options and the creation of new Contingent Capital II 2007 for the purpose of servicing the AIXTRON Stock Option Plan 2007.

The Executive Board is further authorized, with the approval of the Supervisory Board, to sell own shares in accordance with the provisions of § 186 (3) sentence 4 AktG at a price that is not significantly lower than the market price of the Company’s shares at the time of disposal. This option to sell repurchased own shares for cash payments while excluding pre-emptive rights serves the Company’s interest in achieving the best possible issue price when selling own shares. Therefore, the option to exclude pre-emptive rights provided for in § 186 (3) sentence 4 AktG enables the Company to exploit opportunities arising out of stock market conditions quickly, flexibly, and cost-effectively. The sale proceeds that can be achieved by fixing a near-market price will lead to a higher inflow of funds than does a share placement with pre-emptive rights, and therefore to the largest possible injection of equity. Equity will thereby be strengthened to the greatest extent possible in the interests of the Company and its shareholders. In addition, by foregoing the time-consuming and costly process of settlement of pre-emptive rights, it becomes possible to cover equity capital requirements by exploiting near-term market opportunities and to attract additional shareholder groups at home and abroad. § 186 (2) sentence 2 AktG permits publication of the subscription price up to three days prior to the end of the subscription period. However, in view of the volatility of the equity markets, there is in this instance a market risk over several days, in particular a risk of a change in the price, which can lead to safety margins being built in when the sale price is fixed und therefore to terms that are not near-market. Furthermore, when granting pre-emptive rights, the Company is unable to respond quickly to favorable market conditions due to the length of the subscription period. This option to sell own shares under optimum conditions without a substantial rights discount is particularly important for the Company because, in its rapidly changing markets and in new markets, it needs to be able to exploit market opportunities quickly and flexibly. This authorization of the Executive Board to dispose of shares is restricted insofar as the shares to be disposed of shall in the aggregate not exceed 10% of the Company’s share capital in existence at the time of the resolution adopted by this General Meeting or, if such amount is lower, 10% of the registered share capital of the Company at the time of disposal of the shares. In calculating the limit of 10%, those shares shall be included which are issued during the term of this authorization based on an authorization to issue new shares from contingent capital while excluding pre-emptive rights. When calculating the 10% limit, it is further necessary to include shares which are issued to service convertible bonds or bonds with warrants, if such bonds are issued based on an authorization during the term of this authorization while excluding pre-emptive rights in analogous application of § 186 (3) sentence 4 AktG. Due to this restriction on the scope of the authorization and the fact that the sale price for the shares to be disposed of or granted must be based on the market price, the interests of shareholders in terms of both asset protection and voting rights are appropriately protected when own shares are sold to third parties while excluding shareholders’ pre-emptive rights on the basis of § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG.

It will also be possible to use the purchased shares to grant holders of warrants or convertible bonds which were or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled. It may be more appropriate for the Company to use own shares instead of a capital increase to fully or partly service the rights arising from these convertible bonds to subscribe for the Company’s shares. This option increases the Company’s scope of action. Therefore, the authorization provides for own shares to be used accordingly. In this respect, shareholders’ pre-emptive rights are excluded.

It will further be possible to offer and transfer the purchased shares to third parties in connection with mergers or acquisitions of companies, parts of companies or equity interests in companies while excluding the pre-emptive rights of shareholders. The Company will be able to offer own shares as consideration in these cases. This form of consideration is increasingly required due to international competition and the globalization of the economy. The proposed authorization will enable the Company to exploit opportunities to acquire companies, parts of companies and equity interests in companies quickly.

The Executive Board will carefully examine in each specific case whether it should make use of the authorization to buy back own shares while excluding pre-emptive rights of shareholders. This authorization will only be exercised if it is in the interests of the Company and therefore of its shareholders in the opinion of the Executive Board and the Supervisory Board, and if it is reasonable.

The Executive Board will report on the utilization of the authorization to purchase and use own shares to the next General Meeting.

The present authorization to purchase and use own shares supersedes the authorization to purchase and use own shares that was resolved by the General Meeting on May 22, 2007.

* * * * *

Documents for the General Meeting

From the day the General Meeting is convened the following documents can be inspected by the shareholders at the Company’s business premises at Kackertstraße 15-17, 52072 Aachen:

•                  Regarding agenda item 1: The adopted annual financial statements of AIXTRON Aktiengesellschaft as of December 31, 2007, the management report for fiscal year

2007, the approved consolidated financial statements as of December 31, 2007, the Group management report for fiscal year 2007, the report of the Supervisory Board, the explanatory report of the Executive Board regarding the information pursuant to §§ 289 (4), 315 (4) of the German Commercial Code and the proposal of the Executive Board on the use of retained earnings;

•                  Regarding agenda item 6: The resolutions of the General Meeting of the Company on the creation of Contingent Capital I and Contingent Capital II of May 18, 2005, the resolution of the General Meeting of the Company on agenda item 5 of May 26, 1999 including the amending resolution of the General Meeting of May 26, 1999 and the amending resolution of the General Meeting of May 30, 2000 and the amending resolution of the General Meeting of May 15, 2001, the resolution of the General Meeting of the Company of May 22, 2007 on agenda item 9, the resolution of the General Meeting of the Company on agenda item 13 of May 22, 2002 and the resolution of the General Meeting of May 22, 2007 on agenda item 10 (in each case as an excerpt from the minutes of the respective General Meeting recorded by a Notary which are also available for inspection at the Commercial Register of the Company);

•                  Regarding agenda item 8: The resolution of the General Meeting of the Company on agenda item 13 of May 22, 2002 and the resolution of the General Meeting of the Company of May 22, 2007 on agenda item 10 with the key points of the Stock Option Plan 2002 and the AIXTRON Stock Option Plan 2007 including the information pursuant to § 193 (2) No. 4 AktG (in each case as an excerpt from the minutes of the respective General Meeting recorded by a Notary which are also available for inspection at the Commercial Register of the Company) and the report of the Executive Board pursuant to § 71 (1) No. 8 AktG in conjunction with § 186 (4) sentence 2 AktG.

These documents can also be inspected on the day of the General Meeting and are in addition available on the Internet at www.aixtron.com. Copies of the documents will be sent immediately and free of charge to shareholders on request.

Right of Attendance

In accordance with Article 20 of the Articles of Association of the Company, only those shareholders are entitled to attend the General Meeting and to exercise their voting rights who register with the Company at the following address and send separate confirmation of their share ownership issued by their depositary bank to the following address:

AIXTRON Aktiengesellschaft

WDHHV dwpbank AG
Wildunger Straße 14

60487 Frankfurt am Main
Telefax: 069/5099-1110
Email: hv-eintrittskarten@dwpbank.de

The record of share ownership must refer to the beginning of

April 23,  2008 (00:00 hours)

and must be received by the Company together with the registration no than later than at the end of

May 7, 2008 (24:00 hours)

at the above address. The registration and record of share ownership must be in text form and may be written in German or English.

The registration office will send out admission tickets to the General Meeting to the shareholders after receiving their registration and record of share ownership. To ensure that admission tickets are received in good time, we would ask shareholders to request admission tickets to attend the General Meeting from their depositary banks as early as possible. In this case the registration and record of share ownership will be submitted by the depositary bank.

Voting by proxy

Shareholders who do not wish to attend the General Meeting in person may have their voting rights exercised by a proxy, for example by their depositary bank, a shareholders’ association, or another person of their choice. It is required and sufficient for authorization of a proxy to be issued in writing or by telefax, unless authorization is issued to a credit institution, a shareholders’ association or any other person as provided for in § 135 AktG. The documents and information required for issuing such authorization will be sent to the shareholders together with the admission ticket.

AIXTRON Aktiengesellschaft offers to its shareholders the opportunity to allow proxies nominated by the Company to represent them in voting at the General Meeting. The proxies nominated by the Company will exercise the voting right only as instructed by the shareholders. Those shareholders who wish to issue authorization to proxies nominated by the Company need an admission ticket to the General Meeting. Authorizations of proxies and instructions must be issued in writing or by telefax. The necessary documents and information will be sent to the shareholders together with the admission ticket.

Total number of shares and voting rights

Upon convening this General Meeting AIXTRON Aktiengesellschaft has a total of 90,444,213 outstanding shares granting 90,444,213 votes.

Countermotions and proposals for election pursuant to §§ 126, 127 AktG

Countermotions by a shareholder relating to one or more of the proposals made by the Executive Board and/or the Supervisory Boards for one or more of the agenda items in accordance with § 126 (1) AktG and election nominations within the meaning of § 127 AktG should be sent exclusively to the following address. Countermotions and election proposals sent to a different address will not be taken into consideration.

AIXTRON Aktiengesellschaft
Investor Relations
Kackertstraße 15-17
52072 Aachen
Telefax: +49 241 8909 445
E-Mail: invest@aixtron.com

If received at least two weeks prior to the date of the General Meeting at the above address, all countermotions and election nominations by shareholders to be made available will be published immediately, including the name of the shareholder, the justification and any comments of the administration, in the Internet at www.aixtron.com.

Aachen, March 2008

AIXTRON Aktiengesellschaft

The Executive Board

Notices to holders of American Depositary Receipts (ADR holders) regarding the Ordinary General Meeting

ISIN: US0096061041//CUSIP: 009606104

German securities identification number A0D82P

Each ADR represents one AIXTRON share. ADR holders may only have their voting rights exercised at the Ordinary General Meeting by JPMorgan Chase Bank, the depositary, in accordance with the terms of the deposit agreement of March 10, 2005. ADR holders will receive forms (“proxy cards”) from the depositary, or from the depositary bank, if appropriate, which they can use to issue instructions regarding the exercise of their voting rights. ADR holders can use these forms to instruct the depositary as to how to exercise their voting rights conveyed by AIXTRON shares.

The depositary will ensure that voting rights are exercised in accordance with ADR holders’ instructions. The appropriate instructions and directions must be received – directly or via the depositary bank - at the following address and must be available to the depositary no later than May 6, 2008:

JPMorgan Chase Bank, N.A.
P.O. Box 3500
South Hackensack, NJ 07606
USA
Telephone: +1 (800) 990 1135.

In accordance with the deposit agreement, the depositary will not exercise the voting rights conveyed by the represented shares if an ADR holder fails to issue express instructions.

ADR holders may attend the General Meeting as guests. ADR holders may request a guest ticket via the JPMorgan Service Center:

JPMorgan Chase Bank, N.A.

Mr. Manos Gavrilis

500 Stanton Christiana Road

Newark, DE 19713

USA

Telephone: +1 (302) 552 0268.

Aachen, March 2008

AIXTRON Aktiengesellschaft

The Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: March 31, 2008

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO